UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM
SD

Specialized Disclosure Report

FIRST DATA CORPORATION

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-11073	47-0731996
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5565 GLENRIDGE CONNECTOR, N.E., SUITE 2000, ATLANTA, GEORGIA	30342
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (404) 890-2000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Section 1502 of Dodd Frank Wall Street Reform and Consumer Protection Act defines conflict minerals as cassiterite (tin), columbite-tanlite (tantalum), gold, wolframite (tungsten), or their derivatives (“Conflict Minerals”). First Data has determined that Conflict Minerals are necessary to the functionality or production of certain of its products manufactured or contracted to be manufactured in 2013.  Accordingly, First Data conducted a reasonable country of origin inquiry regarding such Conflict Minerals that was designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “DRC”) or arose from recycled or scrap sources. That reasonable country of origin inquiry revealed that some First Data Conflict Minerals arise from scrap or recycled sources but we could not exclude the possibility that some of the other Conflict Minerals necessary for the functionality or production of our products may have originated in the DRC.

First Data then exercised due diligence regarding the sources and chain of custody of its Conflict Minerals through a framework that conforms in all material respects with the framework provided by The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework, as more particularly described in Exhibit 1.02. Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, we do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the Conflict Minerals used in our products or identify the facilities used to process those conflict minerals..  As such, First Data’s products produced in calendar year 2013 are DRC conflict undeterminable.

Item 1.02 Exhibit

First Data’s Conflict Minerals report is filed as Exhibit 1.02 and is also available at our website at www.firstdata.com under “About First Data”, “Investor Relations”, “Corporate Governance”, “Conflict Minerals Report”.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST DATA CORPORATION

By:	/s/ David R. Money
David R. Money
Executive Vice President, General Counsel and Secretary

Date: May 30, 2014